Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403 Niamh Lyons Ph: 353-1-663-3602	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan Drug Technologies welcomes the NDA approval of MS Drug
AMPYRA™ (dalfampridine) Extended Release Tablets

Ampyra™ approved  using  Elan’s  proprietary MXDAS™ (MatriX  Drug Absorption System) drug delivery technology

DUBLIN, IRELAND, January 25, 2010, Elan Drug Technologies, a business unit of Elan Corporation, plc (NYSE: ELN) today issued the following statement regarding the U.S. Food and Drug Administration (FDA) approval of AMPYRA™ (dalfampridine) as a treatment to improve walking in patients with multiple sclerosis (MS).  This was demonstrated by an increase in walking speed. AMPYRA™ will be marketed in the U.S. by Acorda Therapeutics (NASDAQ:ACOR).

Using Elan Drug Technologies MXDAS™ technology, AMPYRA™ was developed using a hydrophilic matrix, which controlled the rate of release of dalfampridine through a process of diffusion and erosion in the gastrointestinal tract. Using this technology, consistent therapeutic blood levels can be achieved throughout the dosing period and side effects associated with the immediate release formulations of the drug are potentially reduced.  AMPYRA™ is the first New Drug Application (NDA) approved by the FDA for a product using the MXDAS™ technology.

“We wish to congratulate Acorda Therapeutics on the approval of AMPYRA™, which will bring a very important and much needed therapy to the market for MS sufferers,” announced Shane Cooke, Executive Vice President and Head of Elan Drug Technologies. “This is the second product on which we have worked with Acorda and represents another significant milestone in our successful collaboration with them. It also marks the second product approved by the FDA in the last six months incorporating our technologies and reinforces our position of leadership in drug delivery.”

This is the first medicine approved by the FDA indicated to improve walking speed in people with MS. The approval and subsequent launch of AMPYRA™ therefore may represent an important new addition to MS therapy. Approximately 400,000-500,000 people in the United States have MS, and recent studies indicate that between 64-85% of people with MS have walking disability. Some 70% of people with MS who have walking disability report it to be the most challenging aspect of their disease.

“We are very proud to announce the approval of AMPYRA™ and we thank Elan for their collaboration throughout the development program for this drug. Elan’s expertise in formulation development, which resulted in this extended-release tablet, was a critical component of the AMPYRA™ clinical program,” stated Ron Cohen, MD., President and CEO of Acorda.  “Elan has shared our commitment to bringing important new therapies to the market to improve the lives of people with MS throughout the decade we have worked together and we look forward to continuing to find opportunities to work together in the future.”

AMPYRA™ will be manufactured by Elan at its Athlone, Ireland facility, based on an existing supply agreement with Acorda.

About AMPYRA™

AMPYRA™ is a potassium channel blocker approved for the improvement of walking in people with multiple sclerosis (MS). This was demonstrated by an increase in walking speed. AMPYRA™, was previously referred to as Fampridine-SR, is an extended release tablet formulation of dalfampridine (4-aminopyridine or 4-AP), which was previously called fampridine. In laboratory studies, fampridine has been found to improve impulse conduction in nerve fibers in which the insulating layer, called myelin, has been damaged. AMPYRA™ was developed using Elan Drug Technologies Oral Controlled Release MXDAS™(MatriX Drug Absorption System) technology and will be marketed in the United States by Acorda Therapeutics and by Biogen Idec in markets outside the U.S. AMPYRA™ is manufactured globally by Elan Pharma International Limited, Ireland, a subsidiary of Elan Corporation, plc at its Athlone, Ireland facility.

About Elan Drug Technologies

Elan Drug Technologies (EDT) a leading drug delivery company is a business unit of Elan Corporation, plc. EDT developed the sustained release formulation of dalfampridine, using one of its Oral Controlled Release Technologies, the MXDAS™ (MatriX Drug Absorption System) technology. Elan Drug Technologies offers clients drug delivery expertise with a suite of commercially launched, proprietary, technology-driven solutions, from NanoCrystal® technology for poorly water soluble compounds, to customised oral controlled release drug technologies. EDT aims to deliver clinically meaningful benefits to patients by using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies. Products enabled by EDT technologies are used by millions of patients each day.  More information is available at www.elandrugtechnologies.com

About Acorda Therapeutics

Acorda Therapeutics is a biotechnology company developing therapies for multiple sclerosis, spinal cord injury and related nervous system disorders. The Company's products include AMPYRA™ (dalfampridine), a potassium channel blocker approved for the improvement of walking in adults with multiple sclerosis (MS), this was demonstrated by an improvement in walking speed; and ZANAFLEX CAPSULES® (tizanidine hydrochloride), a short-acting drug for the management of spasticity. The Company's pipeline includes a number of products in development for the treatment, regeneration and repair of the spinal cord and brain.

AMPYRA™ and Zanaflex Capsules® are trademarks of Acorda Therapeutics Inc

MXDAS™ and NanoCrystal® are  trademarks of Elan Pharma International Limited, Ireland, a subsidiary of Elan Corporation, plc.

Safe Harbour/Forward-Looking Statements
The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of risks, uncertainties and other matters that confront us can be found in our Annual Report on

Form 20-F for the fiscal year ended December 31, 2008, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc
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